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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 4)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                 AUGUST 4, 2000
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]  Rule 13d-1(b)
  [X]  Rule 13d-1(c)
  [ ]  Rule 13d-1(d)

                      (Continued on the following page(s))


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CUSIP No. 76 009N 10 0               13G/A                     Page 2 of 4 Pages
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 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Mark E. Speese
       SSN:  373 58 7437

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 2)    Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3)    SEC Use Only
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 4)    Citizenship or Place of Organization          United States
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       Number of           (5)      Sole Voting Power                  1,751,832
       Shares Bene-        -----------------------------------------------------
       ficially            (6)      Shared Voting Power
       Owned by            -----------------------------------------------------
       Reporting           (7)      Sole Dispositive Power             1,751,832
       Person With         -----------------------------------------------------
                           (8)      Shared Dispositive Power
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9)     Aggregate Amount Beneficially Owned by Reporting Person         1,751,832
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10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [X]
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11)    Percent of Class Represented by Amount in Row (9)               7.2%
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12)    Type of Reporting Person*                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities & Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of Mark E. Speese in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A filed on March 3, 1998, the Schedule 13G/A filed on February 9, 1999, and the Schedule 13G/A filed on February 10, 2000, is hereby amended to reflect a change in the percentage ownership of the Company beneficially owned by Mr. Speese. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.

Item 4 is hereby amended and restated to read as follows:

ITEM 4.       OWNERSHIP:

         Mr. Speese owns 1,751,832 shares of Common Stock of the Company (the "Shares"), approximately 7.2% of the Common Stock outstanding. Mr. Speese has sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Mr. Speese disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 1,800 shares of Common Stock held by Mr. Speese's children.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




August  15, 2000
                                               /s/  MARK E. SPEESE
                                              ----------------------------------
                                              Mark E. Speese


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